

February 10, 2015

Albert G. McGrath
General Counsel
Fogo de Chão, Inc.
14881 Quorum Drive Suite 750
Dallas, TX 75254

> **Re:** **Fogo de Chão, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 27, 2015**
> **CIK No. 0001627487**

Dear Mr. McGrath:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. We note your response to prior comment 3 and the information you provided us supplementally. Please specifically disclose in this section the category of restaurant that you consider yourself a part of. In this regard, we note your reference in the filing to the "high-end steakhouse category" and "full-service dining category." Please expand to list all the categories of restaurants that are encompassed by "[y]our public competitors in the restaurant industry."

Our Competitive Strengths, page 2

Industry-Leading Cash-on-Cash Returns…page 4

2. Refer to prior comment 4. So that investors may better understand your measure and its significance, please disclose the calculation used to derive the average year three cash-on-cash return of greater than 50% that you disclose in several places in the filing.

Use of Proceeds, page 42

3. Refer to your response to prior comment 9. If proceeds of the offering will be used to repay indebtedness, please present pro forma balance sheet and statement of operations information with earnings per share data (basic and diluted) giving effect solely to the repayment of debt with proceeds of the shares used for this purpose. Please present this pro forma information for the most recent fiscal year, interim period and balance sheet date presented in the filing. In so doing, please provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise Summary Historical Consolidated Financial and Other Information accordingly and elsewhere in the filing (for example, "Capitalization") as appropriate.

Principal and Selling Stockholders, page 102

4. We note your response to our prior comment 19 and reissue in part. We note you indicate that the THL Co-investors are co-investors in the THL Funds and are contractually obligated to dispose of their shares along with the THL Funds on a pro rata basis. However, please also disclose the natural person or persons who have voting and investment control over the THL Co-investors shares.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-10

Segment Reporting, page F-17

5. Refer to prior comment 21. So that we may better understand your basis for aggregation given your circumstances, please provide us with further information noted below in regard to the similarity of economic characteristics between your Brazil and United States operating segments.

- In regard to your product sourcing between the United States and Brazil, you disclose that in 2013 and for the thirty-nine weeks ended September 28, 2014 you spent approximately 70% and 72%, respectively, of your consolidated food and beverage costs on products and supplies procured from US Foods. Tell us the extent of your use of US Foods for product sourcing within the United States and Brazil operating segments and if they sourced the food primarily from the U.S. If so, tell us how you considered shipping costs and the direct cost of products and supplies within the United States and Brazil operating segments in your analysis regarding their similarity in economic characteristics.

- You state in the response that the macroeconomic environment of Brazil as compared to the United States has not historically been a specific driver or focus for you and is not expected to be a specific driver or focus in the future. You also state that while you have identified and considered certain additional risks related to government regulations and macroeconomic conditions in Brazil as compared to the United States, your financial performance has not been, and is not currently expected to be materially impacted by such factors, including potential government regulation and differences in political, social and economic conditions. However, you disclose two risk factors that specifically emphasize the additional economic, political and regulatory risks associated with doing business in Brazil that may negatively affect your business and financial performance, as well as the market price of your common stock. This appears to suggest that the regulatory and macroeconomic environment differences are relevant, and material in your assessment of economic similarities between your Brazil and United States operating segments. Please reconcile for us your risk factors and response, and further explain why the apparent different regulatory and macroeconomic circumstances in Brazil do not justify presenting your Brazil operations as a separate reportable segment.

- You state in the response that you manage inflation risk similarly across geographies, and that you consistently attempt to manage the effect of inflation on your business by price increases passed along to customers. In this regard, please demonstrate to us that price elasticity is similar between the Brazil and United States operating segments.

- You state in the response that the criteria for evaluating market expansion opportunities that include the various indicated general macroeconomic factors may be impacted by geography. Your response appears to suggest that such factors are only relevant in your decision to open restaurants, but it appears that these factors would also be relevant in assessing your ongoing operations. For example, one economy may be growing faster than the other, or adverse conditions affecting performance may exist in one economy versus the other. Please demonstrate how these macroeconomic factors within Brazil and the United States are closely correlated and therefore similar in your consideration of aggregating these operating segments.

<u>Other</u>

6. Please consider the age of financial statements, as necessary, in any subsequent amended filing pursuant to Rule 3-12 of Regulation S-X.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director